                  [Letterhead of Luse Gorman Pomerenk & Schick]




(202) 274-2011                                             rpomerenk@luselaw.com

January 26, 2005

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:  Barry McCarty, Esq.
        Senior Counsel

        RE:     FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP INC.
                (REGISTRATION NO. 333-121178)
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Dear Mr. McCarty:

        On behalf of First Federal of Northern Michigan Bancorp Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated January 7, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. In addition to these revisions, the Company's Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a "Recent Developments" section. The Amended SB-2 has been blacklined to reflect changes from the original filing.

        1. We have revised the disclosure on the cover page and on page 4 of the Prospectus in response to the comment.

        2. We have revised the disclosure in response to the comment to clarify who has priority rights to purchase the common stock.

        3. We have revised the disclosure in response to the comment by separating into two paragraphs the simultaneous stock offering transaction and the exchange of existing common stock transaction.

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 2


        4. We note the comment and have increased the text size of the footnotes on pages 41, 42, 46 and 47. Also, we have separated the paragraph on page 13 into three paragraphs. Additionally, we have reviewed the Prospectus and broken up certain paragraphs into shorter paragraphs where we believe shorter paragraphs will assist the reader.

        5.      The legend on page (iv) has been removed, as requested.

        6. The summary of the business operations of the Company and its principal subsidiary requested by the comment is presented on the two pages IMMEDIATELY PRECEDING the bullet items that identify the Company's business strategy. We believe this provides the context requested in the comment. With respect to additional explanation and quantification for each bullet point of the business strategy, we have provided a cross-reference to the body of the Prospectus where this information is provided. We have not repeated text from the body of the Prospectus in the Summary because it would defeat the purpose of the Summary and may obscure the salient points presented there.

        7. We have supplemented the disclosure on page 5 of the Summary, as requested in the comment. We note also that the information requested is presented in the "Overview" section of the Management's Discussion and Analysis.

        8. We have supplemented the disclosure on page 5 of the Summary to discuss how the economics of the Company's operating environment have caused management to increase higher-yielding commercial business lending and decrease its portfolio of single-family loans. The additional disclosure notes the impact of these changes on net interest income and overall operating results.

        9. The Company has made three major changes to its operations in recent years: in 2000, the Company began selling into the secondary mortgage market substantially all of its fixed-rate residential mortgage loans; in 2001, the Company began increasing its portfolio of commercial and commercial real estate loans; and in 2003, the Company began to diversify its sources of non-interest income by acquiring a licensed insurance agency. These operational changes, including the years such operational changes were initiated, are discussed and quantified thoroughly on page 56 under the heading "Business Strategy." A briefer reference to these matters is provided in the Summary on page 7 with a cross-reference to the discussion on page 56.

        10. As requested in the comment, we have supplemented the disclosure on page 20 to further discuss the population and economies of the Company's market area, as well as trends in these areas.

        11. We have supplemented the disclosure on page 4, the first page of the Summary, to include the number of branch locations. We note that this information is also disclosed on page 5

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 3


under "First Federal of Northern Michigan." We note also that total assets of the Company are quantified at page 4. Since the number of branch locations and total assets are not, per se, elements of the Company's Business Strategy (which begins on page 7), we have chosen not to repeat these facts in that section.

        12. We have provided on page 11 of the Summary section, under a separate heading, a brief discussion of dissenting stockholders' rights of appraisal, along with a cross-reference to more extensive disclosure on page 146 which also has been supplemented in response to the comment. We note to the staff that each stockholder will also receive a proxy statement that includes a section entitled "Dissenters' and Appraisal Rights" that discusses this topic in detail.

        13. We have disclosed on page 12 that neither the Company nor its affiliates are expected to make further contributions to the foundation after its initial funding. In further response to the comment, we wish to advise the staff that the foundation's proposed operating plan has identified several priority programs for grants, including education, health and human services, and youth programs. Although these categories constitute the fundamental areas in which the Foundation is expected to make grants over the long term, the availability of funds within each area and the size of disbursements in each area are subject to modification as emphases shift from year to year or when major projects are undertaken. While management currently projects that the foundation's individual grants will range in size from $250 to $5,000, and that total annual disbursements will range from $37,500 to $45,000, we do not think a discussion of these matters is particularly relevant to an investment decision in the common stock of the Company.

        14. As requested in the comment, we have disclosed on page 12 the Company's charitable contributions in 2004 and 2003.

        15. As noted in the Prospectus under the heading "Historical and Pro Forma Regulatory Capital Compliance," the Company's savings bank subsidiary, while currently well-capitalized, is not OVERCAPITALIZED. Consequently, a portion of the net proceeds of the offering will simply increase the capital strength and operating flexibility of the institution. Otherwise, as stated in the Prospectus, the Company will seek expansion opportunities as they arise, including acquisition of additional branches and/or whole banks. Since it is impossible to determine when such opportunities may arise, it is not possible to state definitively when the entirety of the net proceeds will be deployed. As requested in the comment, we have supplemented the Prospectus accordingly on pages 36 and 37. Further, we have added a cross-reference to the risk factor on the reduced return on equity until the net proceeds are fully deployed.

        16. We have supplemented the disclosure on page 17 in response to the comment.

        17. We have revised the disclosure on page 18 in response to the comment.

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 4


        18. We have removed the last sentence of the third paragraph under the heading "Changes in Market Interest Rates Could Adversely Affect Our Financial Condition and Results of Operations" on page 21, as the concept in the sentence was fully addressed in the preceding sentence.

        19. We have supplemented the disclosure on page 23, as requested in the comment.

        20. We have revised the disclosure on page 23 to quantify the projected ownership levels of management and employees after the offering. Additionally, we have added quantitative disclosure on page 20 under the heading "Our Concentration of Loans in Our Primary Market Area May Increase Our Risk," and on page 23 under the heading "Our Failure to Utilize Effectively the Net Proceeds of the Offering Could Reduce Our Profitability and Our Return on Stockholders' Equity." We note that of the remaining 13 risk factors discussed in the Prospectus, each risk factor, other than those pertaining to non-quantifiable regulatory or market risk, contains quantitative disclosure.

        21. The disclosure has been revised on page 28 in response to the comment. Similar disclosure has also been added to the Recent Developments data on page 30 of the Prospectus.

        22. We have supplemented the disclosure on page 36 in response to the comment.

        23. The Company submits that the first and second reasons given in the paragraph are not inconsistent. However, we have added the phrase "one- to four-family residential loan" on page 53 to the second reason for clarification, as requested in the comment.

        24. As discussed with the staff, as an "SB" filer, the Company is not required to present in its Prospectus a discussion of 2002 operating results in comparison to 2001 operating results. For consistency, the Company has removed the 2001 results from its consolidated statements of income, changes in stockholders' equity and cash flows.

        25. We compared the "material estimates" disclosed in Note 1 of the Consolidated Financial Statements and the Company's critical accounting policies discussed in MD&A. We also considered the guidance issued by the SEC related to the definition of a critical accounting policy. Based on these factors, the Company confirms that the items listed in the Prospectus are its only critical accounting policies. However, in response to the comment, we have revised the "material estimates" referred to in the "Use of Estimates" paragraph on F-15 to match the critical accounting policies listed in the MD&A discussion.

        26. We have reviewed Section V of Release Nos. 33-8350/34-48960 and have supplemented the disclosure on pages 54-57 based on the Release and in response to the comment. Specifically, the section on Critical Accounting Policies has been revised to address:

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 5


(i) why management considers each policy critical; (ii) why each accounting estimate bears the risk of change; and (iii) the relative accuracy of our past assumptions.

        Regarding the staff's comments in bullet-point 2 (selection of different estimates) and bullet point 5 (other reasonably likely outcomes), we have chosen not to revise the disclosure for the following reasons:

        o DISCUSS WHY YOU COULD HAVE SELECTED ESTIMATES IN THE CURRENT PERIOD THAT WOULD HAVE HAD A MATERIALLY DIFFERENT IMPACT ON YOUR FINANCIAL PRESENTATION.

        The underlying assumptions and estimates used by the Company are based on underlying evidential matter. While we could use other estimates that would have a materially different impact on our financial presentation, we believe that the use of any such estimates which are not supportable by evidential matter and which do not factor reasonably likely outcomes, would be a departure from generally accepted accounting principles.

        o INCLUDE QUANTITATIVE DISCLOSURE OF YOUR SENSITIVITY TO CHANGE BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND THAT WOULD HAVE A MATERIAL EFFECT ON THE COMPANY.

        The underlying assumptions and estimates used by the Company are based on underlying evidential matter. For example, prevailing economic conditions are used in the determination of the loss factors used in determining the allowance for loan losses. Further, actual run-off rates are used to determine whether intangible assets related to customer lists are impaired. If we believe that historical and current conditions are not indicative of future trends and events, the assumptions and estimates are revised accordingly. Therefore, if other outcomes are reasonably likely to occur, any such reasonably likely outcome would be factored into our analysis and the amount recorded could be materially impacted. We feel that the amounts reported in our financial presentation consider what we believe to be reasonably likely outcomes given actual results and reasonably likely future events.

        27. We note that the Company's average interest rate spread IMPROVED for each of the last three fiscal years ending December 31, 2003, and decreased by 12 basis points for the year ended December 31, 2004. Moreover, the Company's average interest rate spread for the twelve months ended September 30, 2004, was 2.91%, which is only marginally lower than the Company's peer institutions (as identified in the independent appraisal) and which is HIGHER than the 2.67% average of Michigan institutions. Accordingly, we believe that the Company is not subject to "underlying interest rate problems." As stated in the Prospectus on page 58, in recent years the Company has maintained high levels of liquid assets expressly for the purpose of REDUCING its interest rate risk, even though that strategy adversely affects net interest income. In an effort to better manage interest-rate risk, the Bank has also emphasized the origination and retention in its portfolio of adjustable-rate residential mortgage loans. In addition, the Bank has

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 6


increased its emphasis on the originations and retention in portfolio of commercial real estate and commercial loans. Most of these loans are originated with adjustable interest rates, which will assist the Bank in managing interest rate risk. Since 2000, the Bank has sold into the secondary mortgage market all of its fixed-rate, longer-term (15 years and greater) residential mortgage loans. The Bank has maintained high levels of liquid assets, such as cash and cash equivalents, which will permit it to invest in higher-yielding securities and higher yielding commercial and commercial real estate loans (as loan opportunities arise) in a rising interest rate environment. The infusion of net proceeds from the offering can be expected to further reduce the Company's interest rate risk because most of the proceeds will be deployed into interest-earning assets and the additional capital will reduce the proportion of interest-rate sensitive liabilities that are funding assets. We have reviewed the current disclosure under the heading "Business Strategy," including the strategy of improving our interest rate spread and earnings by originating commercial and commercial real estate loans, and we believe that the disclosure comprehensively addresses how management wishes to position the Company in the future.

        28. We note that "traditional" single-family mortgages still comprise 53.1% of the Company's total loans at September 30, 2004. Such loans are expected to remain the largest part of the Company's loan portfolio in the foreseeable future because of the Company's expertise in this area, because of the profitability of these loans in relation to the credit risk they present, and because the Company's principal federal regulator requires that such loans comprise the largest part of the Company's loan portfolio. Moreover, as long-term interest rates rise, the Company expects to retain a larger proportion of single-family mortgages in its portfolio and reduce its mortgage banking activities. For these reasons, we do not believe it would be appropriate to discuss this type of lending as a separate line of business. However, we have expanded the disclosure on page 5 of the Prospectus as requested in the comment to better describe the evolution of the Company's operations in recent years in response to the very low long-term interest rates. We also have supplemented the disclosure on page 5 to quantify the Company's mortgage banking activities as well as the non-interest income generated by such activities. Finally, we note that the interest rate risks associated with the Company's mortgage banking activities are described under the heading "Changes in Market Interest Rates Could Adversely Affect Our Financial Condition and Results of Operations," in the Risk Factors section.

        29. We have supplemented the disclosure on pages 93 and 94 as requested in the comment. In addition, we have revised the Notes to the Consolidated Financial Statements at page F-14 to add a policy note on revenue recognition for the insurance commissions.

        30. As discussed with the staff, the Company has not included the cumulative gap analysis in its Prospectus because: (1) as an "SB" filer, the Company is not required to include a cumulative gap analysis; (2) the Company has provided quantitative analysis of its interest rate risk management on page 58 using the "net portfolio value" approach, which the Company has presented in previous SEC 1934 Act filings and which the Company believes better reflects the

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 7


Company's interest rate risk; (3) the Company has not generated a cumulative gap analysis and, in fact, does not manage its interest rate risk using such analysis; and (4) the Company does not present in its Management's Discussion and Analysis data that would typically be shown on a cumulative gap analysis.

        31. We have supplemented the disclosure on page 65, as requested in the comment.

        32. The sentence including the reference to "imputed interest" has been removed from page 67, as the Company's reference to "imputed interest" when discussing other expenses was incorrect. There was no "imputed" interest related to the acquisition of ICA. There is interest based on a contractual rate on the note payable issued in connection with the purchase of ICA. This interest is properly included in the "Other borrowings" portion of Interest Expense in the Consolidated Statement of Income. No change was required to the Notes to the Consolidated Financial Statements.

        33. We have revised the disclosure on page 71 and in Note 1 to the Consolidated Financial Statement on page F-18 in response to the comment.

        34. As requested in the comment, we have excluded loans held for sale from the Loan Portfolio Composition table. We have also made conforming changes elsewhere in the Prospectus.

        35. We have supplemented the disclosure on page 72, as requested in the comment.

        36. We have reconciled the table on loan portfolio maturities and yields and the table on loan portfolio composition.

        37. The Company does defer loan origination fees and costs as required by SFAS 91. Net deferred fees and costs have now been separately reported in the table on page 77 and the footnote on F-23, as requested in the comment. A description of the method used to amortize net deferred fees and costs has been added to Note 1 on page F-12 of the Consolidated Financial Statements.

        38. We have supplemented the disclosure on pages 75 and 76, as requested in the comment.

        39. As stated in Note 1, the Summary of Significant Accounting Policies, all subsidiaries are wholly owned and all significant inter-company balances and transactions have been eliminated in the consolidation. As requested in the comment, we have eliminated from the description of "substandard" assets the reference to the Company's equity investment in its subsidiary, FSMC. However, because FSMC's holdings of land and real estate have themselves been classified as substandard, we have revised the disclosure relating to these substandard assets

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 8


on page 82. It should be noted that the Company's financial statements include a reserve with respect to FSMC's held-for-sale real estate holdings.

        40. We have supplemented the disclosure on page 90, as requested in the comment.

        41. We have supplemented the disclosure on page 94, as requested in the comment.

        42. We have supplemented the disclosure on page 111, as requested in the comment.

        43. We note for the staff that the "opinion disclosed in the first partial paragraph on page 126" (page 137 in the amended Prospectus) is not an opinion to be provided by Luse Gorman Pomerenk & Schick. Rather, the disclosure in this paragraph relates to the letter provided by RP Financial, LC, the independent appraiser, and filed as Exhibit 99.4 to the Form SB-2. This "subscription rights" letter is not a reasoned opinion, but rather, a summary of RP Financial's view that the subscription rights to be provided to eligible parties in the transaction have no ascertainable market value. We have reviewed the letter and believe that the disclosure on page 137 accurately and completely reflects the language in the letter. We have moved the placement of this paragraph to the end of the "Material Income Tax Consequences" section of the Prospectus to clarify that the federal tax opinion is to be provided by Luse Gorman Pomerenk & Schick, and that the views of RP Financial are not contained within this federal tax opinion.

        44. The Table of Contents of the Consolidated Financial Statements has been revised in response to the comment.

        45. Non-interest bearing deposits were separately disclosed in the deposit footnote (Note 8). However, as requested in the comment, we have moved the deposit disclosure to the Statement of Financial Condition on page F-3.

        46. In response to the comment, we have moved the activity related to real estate held for sale from the investing activities section to the operating section of the Consolidated Statement of Cash Flows.

        47. As discussed with the staff, with the exception of subsidiary InsuranCenter of Alpena ("ICA"), none of the Company's indirect subsidiaries exceed the revenue threshold that would ordinarily require segment reporting under SFAS 131. While ICA exceeds the revenue threshold, the Company has not adopted segment reporting because of SFAS 131's guidance on aggregation. ICA is an insurance agency and derives all of its revenue from commissions earned on the sale of insurance products. The Company notes that the products of First Federal of Northern Michigan (the "Bank") and ICA are financial products, that both the Bank and ICA operate in regulated industries, and that a significant portion of the Bank's and ICA's customers are the same. Further, the Bank has begun offering ICA's insurance products out of its branches.

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 9


As requested in the comment, we have clarified our application of SFAS 131 in
Note 1 on page F-8.

        48. We have supplemented the disclosure on page F-9, as requested in the comment.

        49. We have supplemented the disclosure on page F-9, as requested in the comment.

        50. We have supplemented the disclosure on page 54, as requested in the comment.

        51. We have supplemented the disclosure on page F-11, as requested in the comment.

        52. We have supplemented the disclosure on page F-14, as requested in the comment.

        53. We have supplemented the disclosure on page F-14, as requested in the comment.

        54. The Company does not currently purchase servicing assets. We have removed the reference to purchased servicing assets from page F-14.

        55. The table reflecting the PRO FORMA compensation impact of the Company's options was initially omitted from the Prospectus because the impact on PRO FORMA net income was less than $1,000 (net of tax). However, as requested in the comment, we have added the disclosure on page F-16.

        56. We have supplemented the disclosure on page F-17, as requested in the comment.

        57. As requested in the comment, we have included the tabular disclosures required under EITF 03-1 on page F-22 (including data at December 31, 2002). However, since there were no securities with impairment in excess of 12 months as of three reporting periods, a statement (as opposed to a table) has been included reflecting this fact.

        58. As requested in the comment, we have supplemented the disclosure on page F-14 and on page 82 of the Prospectus with respect to the real estate held for sale.

        59. The disclosed estimate of the weighted average life for the Company's servicing assets was incorrect. The disclosure has been corrected on page F-27. The prepayments have been as expected and the Company has not created a valuation allowance with respect to these assets. Since prepayment activity (or lack thereof) is disclosed in the valuation allowance, no further discussion was added with regard to the impact of prepayments on the servicing assets.

        60. The Company has engaged a specialist who has completed a formal valuation analysis as of September 30, 2004. As requested in the comment, the results of the valuation and the related assumptions used in the valuation have been added to the footnote on page F-27.

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 10


        61. The Company incurred $100,000 of direct acquisition costs related to the ICA acquisition. These costs included approximately $17,700 for professional fees related to computing a purchase price, approximately $52,700 for legal fees to review or complete documents used in the purchase and approximately $29,600 for professional fees to perform due diligence. The Company capitalized these costs in accordance with SFAS 141, paragraph 24. In 2003, the Company amortized approximately $8,000 of the costs against operating income. As discussed with the staff, these costs should have been included in goodwill and not amortized. Accordingly, as discussed with the staff, these costs will not be amortized in 2004 and will be permanently reclassified to goodwill. The misstatement in 2003 resulted in an understatement of approximately $8,000 pre tax. Based on the guidance in SAB Topic:1M, the Company believes this amount is immaterial and 2003 filings will not be amended. The SAB Topic:1M analysis is attached to this letter as Exhibit A.

        62. We have supplemented the disclosure on page F-30, as requested in the comment.

        63. We have supplemented the disclosure on page F-34, as requested in the comment.

        64. We have supplemented the disclosure on page F-45, as requested in the comment.

        65. The Stock Option Plan allows for stock options and "limit rights." Since adoption of the plan in the late 1990's, only stock options have been granted from the plan. The Company has no intention of granting "limited rights" under the plan. Accordingly, we are deleting the reference to limited rights in the footnote located on page F-45.

        66. We have revised the footnote in the List of Exhibits to clarify how a reader can obtain access to the appraisal report, as requested in the comment.

        67. We have filed as Exhibit 8 in this amendment the executed legal opinion.

        68. The Amended SB-2 includes the required consent of the independent auditors.

        69. We note the updating requirements of Item 310(g). Please note that the Company intends to request acceleration of the effectiveness of the registration statement during the week of February 7, 2005. The staff's efforts to accommodate this schedule would be appreciated.

        Per the staff's closing comments, the Company will reflect the staff's comments, as applicable, in its next appropriate 1934 Act filing.

Barry McCarty, Esq.
Senior Counsel
January 26, 2005
Page 11


        We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (202) 274-2011 or Steve Lanter at (202) 274-2004 should you have any questions.

                                                Respectfully,

                                                /s/ Robert B. Pomerenk

                                                Robert B. Pomerenk

Enclosures
cc:     David Lyon, Esq.
        Rebekah Moore, CPA
        Paul Cline, CPA
        Martin A. Thomson, President and
          Chief Executive Officer
        Eric Luse, Esq.
        Steve Lanter, Esq.

                                    EXHIBIT A

                             SAB TOPIC 1: M ANALYSIS

As a supplement to comment 61, the following analysis has been prepared. The conclusion is that given the quantitative and qualitative impact of the misstatement, the amount is deemed immaterial.

The misstatement in the financial statements for the year ended December 31, 2003 was an understatement of income of $8,000 pre tax or approximately $5,300 net of tax. The misstatement had a $.0031 (or about one-third of a penny) impact on basic earnings per share. However, due to rounding, basic earnings per share would have been $.74 as compared to the $.73 reported. Fully diluted earnings per share would have been the same as reported or $.73. The misstatement is approximately .46 % of pre-tax earnings or less than half of one percent. In addition to the above quantitative analysis, the following qualitative factors were considered:

---------------------------------------------------------------- --------------------------------------------
QUALITATIVE FACTOR                                               ANALYSIS/ANSWER
---------------------------------------------------------------- --------------------------------------------
Does the misstatement arise from an item capable of precise      Known error; however, this is the only
measurement (known error) or does it arise from an estimate?     negative in the qualitative analysis.
---------------------------------------------------------------- --------------------------------------------
Does the misstatement mask a change in earnings or other trend?  No.   Earnings of $1.2 million with or
                                                                 without the adjustment.
---------------------------------------------------------------- --------------------------------------------
Does the misstatement hide a failure to meet analysts            No.  The stock is not actively monitored
consensus expectations for earnings?                             by analysts and no EPS target is published.
---------------------------------------------------------------- --------------------------------------------
Does the misstatement change a loss to income or vice versa?     No.  The restated net income amount would
                                                                 be $1.214 million vs. $1.209 million.
---------------------------------------------------------------- --------------------------------------------
Does the misstatement concern a segment or other portion of      No.
the registrant's business that has been identified as playing a significant role in the registrant's operations or
profitability?
---------------------------------------------------------------- --------------------------------------------
Does the misstatement impact the registrant's compliance with    No.
regulatory requirements?
---------------------------------------------------------------- --------------------------------------------
Does the misstatement impact the registrant's compliance with    No.
loan covenants or other contractual requirements?
---------------------------------------------------------------- --------------------------------------------
Does the misstatement have an effect of increasing               No.  Income was actually understated.
management's compensation - for example, by satisfying
requirements for the reward of bonuses or other forms of
incentive compensation?
---------------------------------------------------------------- --------------------------------------------
Does the misstatement involve the concealment of an unlawful     No.  The issue dealt with the amortization
transaction?                                                     of goodwill, which is not allowed.
---------------------------------------------------------------- --------------------------------------------